REII INCORPORATED
                               Rua Cotoxo 611-cj63
                         Sao Paulo-SP- Brazil- 05021-000

                                                              June 1, 2005

Mara L. Ransom, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 03-03.

         Re:      REII Incorporated
                  Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder Filed May 16, 2005
                  File No. 5-80704

Dear Ms. Ransom:

      In connection with the response to the Securities and Exchange Commission's (the "Commission") comments to the above referenced document, REII Incorporated (the "Company") hereby acknowledges the following:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        REII Incorporated

                                        By: /s/ Daniel Ollech
                                            ----------------------------
                                        Name:  Daniel Ollech
                                        Title: Chief Executive Officer,
                                               President, Secretary and
                                               Treasurer